EXHIBIT 99(h)(8)


                AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT


         This Amended and Restated Expense Limitation Agreement, effective as of February 1, 2007, is made by and between Tamarack Funds Trust, Inc., a Delaware statutory trust (the "Company"), on behalf of each of its series listed on the attached Schedule A (the "Funds"), and Voyageur Asset Management Inc., a Minnesota corporation ("Voyageur").

                                 R E C I T A L S
                                 ---------------

         WHEREAS, the Company is registered as an open-end diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, the Company has established the Funds; and

         WHEREAS, the Company, on behalf of each of the Funds, and Voyageur have entered into an Administrative Services Agreement dated April 16, 2004 (the "Administrative Services Agreement"), pursuant to which Voyageur provides administrative services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

         WHEREAS, the Company and Voyageur have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject and, therefore, initially entered into an Expense Limitation Agreement dated as of June 1, 2002; and

         WHEREAS, the Company and Voyageur desire to amend the attached Schedule A to modify the applicable classes of shares of each Fund and their respective operating expense limits; and

         NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree that this Agreement is amended and restated in its entirety as of the date hereof as follows:

1.       Expense Limitation.

         1.1. Fund Operating Expenses; Excess Amount. To the extent that the "Annual Fund Operating Expenses" (within the meaning of Item 3 of Form N-1A) incurred by a Fund (or class of shares of a Fund) in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, extraordinary expenses such as litigation and indemnification and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit (as defined in Section 1.2 below), Voyageur shall be obligated to reimburse the Fund or class for such excess amount (the "Excess Amount").

         1.2. Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to each Fund or class shall be the amount, expressed as a percentage of the average daily net assets of the Fund or class, set forth in Schedule A.

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         1.3. Method of Computation. To determine Voyageur's obligation with respect to the Excess Amount, each day the Fund Operating Expenses for each Fund or class shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund or class exceed the Operating Expense Limit for the Fund or class, Voyageur shall remit to the Fund or class an amount that, together with any offset of waived or reduced administrative services fees, is sufficient to pay that day's Excess Amount. A Fund or class may offset amounts owed to the Fund or class pursuant to this Agreement against the administrative services fees payable to Voyageur.

         1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the administrative services fees waived or reduced and other payments remitted by Voyageur to each Fund or class with respect to the previous fiscal year shall equal the Excess Amount.

         1.5 Fee Waiver and Expense Reimbursement Limit. Notwithstanding the foregoing, Voyageur's fee waiver and expense reimbursement obligation to any Fund or class pursuant to this Agreement with respect to any fiscal year shall not exceed the administrative services fees earned by Voyageur with respect to the Fund or class pursuant to the applicable Administrative Services Agreement during such fiscal year.

2.       Recoupment of Fee Waivers and Expense Reimbursements.

         2.1. Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund or class for that day are less than the Operating Expense Limit, Voyageur shall be entitled to recoup from the Fund or class the administrative services fees waived or reduced and other payments remitted by Voyageur to the Fund or class pursuant to
Section 1 of this Agreement (the "Recoupment Amount") during any of the previous thirty-six (36) months, to the extent that the Fund's or class' annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to Voyageur will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped.

         2.2. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of each Fund or class for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

3. Term and Termination of Agreement. This Agreement shall continue in effect with respect to each Fund until January 31, 2008. Thereafter, this Agreement may be modified or discontinued by either party at any time upon notice. In addition, this Agreement shall automatically terminate with respect to a Fund upon the termination of the applicable Administrative Services Agreement.

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4. Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5. Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

6. Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the effective date indicated above.

                                             Tamarack Funds Trust, Inc.


                                             By:  /s/ Erik Preus
                                                -------------------------------
                                             Name:  Erik Preus
                                             Title: President


                                             Voyageur Asset Management Inc.

                                             By:  /s/ Mike Lee
                                                -------------------------------
                                             Name:  Mike Lee
                                             Title: President


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                                   Schedule A
                                   ----------


FUND                                                OPERATING EXPENSE LIMIT
----                                                -----------------------

Tamarack  Prime Money Market Fund                             0.80%


Tamarack U.S. Government Money Market Fund                    0.78%


Tamarack  Tax-Free Money Market Fund                          0.70%